

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 1, 2023

Mark Walker
Chairman and Chief Executive Officer
Direct Digital Holdings, Inc.
1177 West Loop South, Suite 1310
Houston, TX 77207

      Re: Direct Digital Holdings, Inc.
         Registration Statement on Form S-3
         Filed April 21, 2023
         File No. 333-271382

Dear Mark Walker:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Taylor Beech at 202-551-4515 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Trade & Services

cc: Rakesh Gopalan, Esq.